Inditex S.A

Edificio Inditex
Avda de la Diputación
15142 Arteixo
A Coruña, España
Tel +34 981 18 5350
Fax +34 981 18 5351
www.inditex.com

INDITEX

03003615

FILE Nº 82-5185

SEC MAIL PROCESSING
RECEIVED
FEB - 3 2003
WASH. D.C. 181 SECTION

Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street
Washington, D.C. 20549
USA

28th January 2003

SUPPL

Dear Sirs,

Re: **INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX, S.A.) – FILE Nº 82-5185**

We are furnishing pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended, the following enclosed documents which have been filed with the Spanish Exchange Comission (*Comisión Nacional del Mercado de Valores*):

- Information on significant events (Hechos Relevantes) in relation to the expected launch of a new store format for the sale of textiles for the home.

Please acknowledge receipt of these documents by stamping the enclosed receipt copy of this letter and returning it using the envelope and airbill enclosed.

Please contact either Mr. Antonio Abril or myself at 011-34-981-18 53 50 should you have any questions regarding the information furnished.

Very truly yours,

PROCESSED
FEB 1 1 2003
THOMSON
FINANCIAL

Darío Vasallo Manaute
General Counsel's Office

Enclosures

Inditex S.A

Edificio Inditex
Avda de la Diputación
15142 Arteixo
A Coruña, España
Tel +34 981 18 5350
Fax +34 981 18 5351
www.inditex.com

INDITEX

RECEIPT COPY

FILE Nº 82-5185

Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street
Washington, D.C. 20549
USA

28th January 2003

Dear Sirs,

Re: **INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX, S.A.) – FILE Nº 82-5185**

We are furnishing pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended, the following enclosed documents which have been filed with the Spanish Exchange Comission (*Comisión Nacional del Mercado de Valores*):

- Information on significant events (Hechos Relevantes) in relation to the expected launch of a new store format for the sale of textiles for the home.

Please acknowledge receipt of these documents by stamping the enclosed receipt copy of this letter and returning it using the envelope and airbill enclosed.

Please contact either Mr. Antonio Abril or myself at 011-34-981-18 53 50 should you have any questions regarding the information furnished.

Very truly yours,

Darío Vasallo Manaute
General Counsel's Office

Enclosures

Antonio Abril Abadín

Consejero Secretario General

INDITEX

COMUNICACIÓN DE HECHO RELEVANTE

INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX, S.A.), de conformidad con lo establecido en el articulo 82 de la Ley del Mercado de Valores, procede por medio del presente escrito a comunicar el siguiente:

HECHO RELEVANTE

El Grupo Inditex tiene previsto lanzar un nuevo formato para la venta de productos del hogar. Inicialmente se ha previsto la apertura en España y Portugal de 15 tiendas en el año 2003, principalmente entre agosto y septiembre, con una superficie aproximada de venta de 250 m^2 por tienda.

Por otro lado, durante el ejercicio fiscal 2003 el Grupo Inditex tiene previsto abrir entre 250 y 300 tiendas con una inversión estimada de entre 550 y 650 millones de euros. Entre 70 y 80 aperturas corresponderán al formato Zara de las cuales se estima que 15 se efectuarán en España y 6 en Italia.

En Arteixo (A Coruña), a 24 de enero de 2003

Antonio Abril Abadín
Secretario General y del Consejo